

10030205



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/31/2009 (MM/DD/YY) AND ENDING 03/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Toll Cross Securities USA Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 200, 1 Toronto Street
(No. and Street)

Toronto (City) Ontario (State) M5C 2V6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Bouchard 1-416-365 1960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGovern, Hurley, Cunningham, LLP
(Name – *if individual, state last, first, middle name*)

300-2005 Sheppard Ave. East (Address) Toronto (City), Ontario (State) M2J 5B4 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/27

OATH OR AFFIRMATION

I, Marc Bouchard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Toll Cross Securities USA Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable



Signature

FINOP

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOLL CROSS SECURITIES USA INC.

Financial Statements
(Expressed in U.S. dollars)

Years ended March 31, 2010 and 2009



McGovern, Hurley, Cunningham, LLP
Chartered Accountants

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Toll Cross Securities USA Inc.

We have audited the accompanying statement of financial condition of Toll Cross Securities USA Inc. as of March 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toll Cross Securities USA Inc. as of March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
May 20, 2010

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

TOLL CROSS SECURITIES USA INC.

Statements of Financial Condition

As at March 31,

(Expressed in U.S. dollars)

	2010 $	2009 $
Assets		
Cash	143,071	171,780
Due from Carrying Broker	150	-
Prepaid expenses	4,723	7,203
	147,944	178,983
Equipment (note 4)	-	4,373
	147,944	183,356

Liabilities and Stockholder's Equity

	2010 $	2009 $
Liabilities:		
Accounts payable and accrued liabilities (note 3)	5,239	19,583
Stockholder's equity:		
Capital stock:		
Authorized:		
Unlimited Class A common shares, voting		
Issued and outstanding:		
150,001 Class A common shares	200,001	200,001
Additional paid-in capital (note 3)	56,920	56,920
Deficit	(114,216)	(93,148)
	142,705	163,773
	147,944	183,356

APPROVED ON BEHALF OF THE BOARD:


, Director

See accompanying notes to financial statements.

TOLL CROSS SECURITIES USA INC.

Statements of Cash Flows
Years ended March 31,
(Expressed in U.S. dollars)

	2010 $	2009 $
Cash flows from (used in) operating activities		
Loss for the year	(21,068)	(37,637)
Service fee expense which does not involve cash (note 3)	-	21,386
Change in non-cash operating items:		
Due from broker	(150)	-
Prepaid expenses	2,480	(5,566)
Accounts payable and accrued liabilities	(14,344)	(26,220)
	(33,082)	(48,037)
Cash flows from investing activities:		
Disposal of equipment	4,373	(4,373)
(Decrease) in cash	(28,709)	(52,410)
Cash, beginning of year	171,780	224,190
Cash, end of year	143,071	171,780
Supplemental cash flow information:		
Interest paid	15	99
Income taxes paid	-	-

See accompanying notes to financial statements.

Toll Cross Securities USA Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on September 27, 2004 and commenced operations on August 31, 2007. In the United States of America, effective August 31, 2005, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of The Financial Industry Regulatory Authority. The Company computes its regulatory net capital under the basic method of the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c 3-1"). The Company is a wholly owned subsidiary of Toll Cross Investments Inc. (the "Parent"), whose wholly owned subsidiary, Toll Cross Securities Inc. ("TCS"), is a Canadian-owned investment dealer and member of the Investment Industry Regulatory Organization of Canada.

The Company's primary source of revenue is commission income for securities trade execution for U.S. resident institutional clients. The Company clears all transactions with and for its customers, on a fully disclosed basis, through an affiliate, TCS (the "Clearing Broker"). Accordingly, the Company does not hold customer funds or safe keep customer securities pursuant to Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i). The Company is located in Toronto, Ontario, Canada.

1. Basis of presentation:

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company's future operations are dependent on the Company's ability to attract and retain clients. The statement of financial condition has been prepared on the basis that the Company will receive the continued financial support of the Parent.

2. Significant accounting policies:

These financial statements are prepared in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

(a) Securities transactions:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expenses recorded on a trade-date basis.

(b) Translation of foreign currency:

Monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the rate of exchange in effect at the date of the statement of financial condition. Non-monetary assets and liabilities related to Canadian dollar foreign currency balances are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

Revenue and expenses related to Canadian dollar foreign currency transactions are translated into U.S. dollars at the average exchange rates prevailing for the year. Realized and unrealized gains and losses resulting from foreign currency transactions are included in loss for the year.

Continued...

(Expressed in U.S. dollars)

2. Significant accounting policies (continued):

(c) Equipment:

Equipment is stated at acquisition cost. Amortization is provided on a declining balance basis based on the estimated useful lives of the equipment at the following rates:

Computer equipment	30%
Furniture and equipment	20%

(d) Income taxes:

Deferred income taxes are provided in recognition of temporary differences between the carrying amount of assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards made for financial reporting and income tax purposes. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(e) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3. Related party transactions and balances:

The Company has entered into operating and service agreements with an affiliate, TCS, whereby TCS provides certain administrative, record-keeping and securities trading and clearing services on behalf of the Company, In addition, TCS allows the Company to occupy and use all the space, furniture, equipment and other facilities of TCS in Toronto. All of the foregoing services are provided at rates specified in the service agreement.

During the year ended March 31, 2010, the total of such service fees was $8,145 (2009 - $21,386). At March 31, 2010, the amount due to TCS included in accounts payable and accrued liabilities was $738 (2009 - $2,606).

The transactions with TCS described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

Variable compensation is paid to TCS on behalf of its registered employees for commissions earned on trading commission income.

During the year ended March 31, 2010, the Parent contributed $nil (2009 - $21,386) of additional paid-in capital in respect of service fees charged to TCS on behalf of the Company. Included in accounts payable and accrued liabilities as at March 31, 2010 was $nil (2009 - $7,253) due to the Parent.

Continued...

(Expressed in U.S. dollars)

4. Equipment:

	Cost $	Accumulated Amortization $	2010 Net $	2009 Net $
Computer equipment	-	-	-	2,040
Furniture and equipment	-	-	-	2,333
	-	-	-	4,373

5. Income taxes:

For Canadian tax purposes, the Company files stand-alone federal and provincial tax returns. At March 31, 2010, the Company had a deferred tax asset of approximately $32,000 (2009 - $26,900) relating to net operating loss carryforwards of $111,900 (2009 - $92,900) of which $28,500 will expire in 2027, $26,800 will expire in 2028, $37,600 will expire in 2029 and $19,000 will expire in 2030. Management has recorded a 100% valuation allowance against the deferred tax asset. The benefit of those losses will be recognized as income is earned.

The Company's effective income tax rate is 29% (2009 – 29%).

6. Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments.

7. Regulatory net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2010, the Company had net capital of $136,767 (2009 - $151,449), which was $36,767 (2009 - $51,449) in excess of its required net capital of $100,000 (2009 - $100,000). The Company's net capital ratio of aggregate indebtedness to net capital was approximately 0.04:1 (2009 - 0.13:1).

8. Comprehensive income:

There is no comprehensive income disclosure, as the loss for the year per the statement of operations is the same as comprehensive loss.

Continued...

TOLL CROSS SECURITIES USA INC.

Schedule 1 – Computation of Net Capital Pursuant to SEC Rule 15c3-1

As at March 31,

(Expressed in U.S. dollars)

	2010 $	2009 $
Total ownership equity from statement of financial condition	142,705	163,773
Less non-allowable assets:		
Prepaid expenses	4,723	7,203
Equipment	-	4,373
Haircut on foreign currency cash balances	1,215	748
	5,938	12,324
Net capital	136,767	151,449
Basic net capital requirement:		
Greater of:		
(i) Minimum net capital, based on aggregate indebtedness	349	1,305
(ii) Minimum net capital	100,000	100,000
Net capital requirement	100,000	100,000
Excess net capital	36,767	51,449
Aggregate indebtedness	5,239	19,583
Ratio of aggregate indebtedness to net capital	0.04	0.13

The above computation does not differ materially from the computation of net capital under SEC Rule 15c3-1 as of March 31, 2010, filed by the Company on its Form X-17A-5 on April 9, 2010.

Schedule 2 - Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3

March 31, 2010 and 2009

(Expressed in U.S. dollars)

The Company is exempt under subsection K(2)(i) of SEC Rule 15c3-3, since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



McGovern, Hurley, Cunningham, LLP
Chartered Accountants

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of Toll Cross Securities USA Inc.

In planning and performing our audit of the financial statements of Toll Cross Securities Inc. (the "Company"), as of and for the year ended March 31, 2010 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related casts of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above- mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected, Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Continued...

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Canada
May 20, 2010